

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

Mr. Robert B. Mills
Chief Financial Officer
Assured Guaranty, Ltd.
30 Woodbourne Avenue
Hamilton HM 08
Bermuda

> **Re:** **Assured Guaranty Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended September, 2010**
> **File No. 001-32141**

Dear Mr. Mills:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief